UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 2, 2023

Commission File Number: 001-41772

ESGL HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

101 Tuas South Avenue 2

Singapore 637226

(Address of Principal Executive Offices)

Mr. Quek Leng Chuang, Chief Executive Officer

101 Tuas South Avenue 2

Singapore 637226

Tel: +65 6653 2299

Email: queklc@env-solutions.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	ESGL	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	ESGLW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 8, 2023: 11,364,954 ordinary shares and 9,002,331 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by ESGL Holdings Limited, a Cayman Islands business company. Unless otherwise indicated, “we,” “us,” “our,” “ESGL,” “PubCo,” the “Group” and similar terminology refer to ESGL Holdings Limited and its subsidiaries subsequent to the Business Combination (defined below). References to “ESGH” and “Environmental Solutions Group Holdings Limited” refer to Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company. References to “S$” refers to the legal currency of Singapore.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (File No. 333-269078) initially filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2022, as amended (the “Form F-4”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

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EXPLANATORY NOTE

Genesis Unicorn Capital Corp., a Delaware corporation (“GUCC”), ESGL Holdings Limited, a Cayman Islands exempted company (“PubCo”), ESGH Merger Sub Corp, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (the “Merger Sub”), and Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company (“Legacy ESGL”), entered into a Merger Agreement dated as of November 29, 2022 (the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) GUCC reincorporated to Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy ESGL, resulting in Legacy ESGL being a wholly owned subsidiary of PubCo (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

On August 2, 2023, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and Legacy ESGL became a wholly owned subsidiary of PubCo. This Report is being filed in connection with the Business Combination.

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PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Directors and Executive Officers of the Combined Company After the Business Combination” and is incorporated herein by reference.

B.	Advisors

Not applicable.

C.	Auditors

MaloneBailey, LLP, (“MaloneBailey”) acted as GUCC’s independent registered public accountant since February 23, 2021 (inception) through August 2, 2023, the date of the Business Combination.

Following the consummation of the Business Combination, MSPC Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”), 546 Fifth Avenue, New York, NY 10036, the independent auditor of Legacy ESGL, is being engaged as the independent auditor of PubCo.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The information regarding Legacy ESGL’s selected financial information is included in the Form F-4 in the section entitled “Selected Historical Financial Information of the Group,” which is incorporated herein by reference.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with PubCo’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

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ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

PubCo was formed to serve as a holding company for Legacy ESGL and GUCC after consummation of the Business Combination contemplated by the Merger Agreement. PubCo, a Cayman Islands exempted company, was formed on November 18, 2022. Prior to the Business Combination, PubCo owned no material assets and did not operate any business. PubCo’s principal executive office is located at 101 Tuas South Avenue 2 Singapore 637226, telephone number is +65 6653 2299.

On August 3, 2023 the parties consummated the Business Combination, and an aggregate of 3,922,961 shares of common stock of GUCC were redeemed. On July 27, 2023, GUCC, PubCo, and Legacy ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Seller”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Seller assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC. The primary purpose of entering into the Forward Purchase Agreement was to provide cash to ESGL following the closing of the Business Combination. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Forward Purchase Agreement filed as Exhibit 10.3 to this Report.

B.	Business Overview

Following and as a result of the Business Combination, PubCo conduct its operation primarily in Singapore through Environmental Solutions (Asia) Pte. Ltd. (“ESA”). ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. ESA currently has two revenue streams, from: (i) services income which is primarily comprised of the fees it charges its customers for waste collection and disposal services, and (ii) the sales and trading of ESA’s circular products that are made and processed from the recycled waste collected from its customers with respect to its waste collection and disposal services. A description of the business of Legacy ESGL is included in the Form F-4 in the sections entitled “Information about the Group” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group,” which is incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Legacy ESGL became a wholly owned subsidiary of PubCo. PubCo’s organizational chart is below:

D.	Property, Plants and Equipment

ESGL’s headquarters are located at 101 Tuas South Avenue 2, Singapore 637226, with approximately 95,000 square feet of facility space, pursuant to a 17-year state lease that terminates on November 30, 2030. ESGL pays S$9,225.09 per month under such lease, which may be subject to a potential increase of the rent based on the prevailing market rate every year. This facility is used for the processing of solid and liquid industrial waste and the physical-chemical treatment of acids and alkali wastes. The facility also processes waste wood to be converted into renewable heat energy, and the auxiliaries and offices are powered by 640 KWp Solar PV on the main building roof.

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ESGL also leases a factory space at 62 Tuas Street 5, Singapore 637802, with approximately 25,000 square feet of facility space, pursuant to a 30-year state lease that terminates on March 31, 2038. This facility is used for the processing of chemical wastes and the pyrolysis of waste plastics into NewOil.

ESGL leases another factory space at 110 Tuas South Avenue 3, Singapore 637369, with approximately 34,000 square feet of facility space, pursuant to a two-year tenancy agreement that terminates on January 31, 2025. This facility is used for the storage of waste and circular products. This facility is integral to ESGL’s supply chain operations and is used mainly for the storage of waste prior to treatment and the Group’s circular products prior to dispatch or export for sales. The site has the capacity to simultaneously load up to 6 shipping containers at once, providing adequate support for ESGL’s export sales activities.

ESGL believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of the ESGL’s operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Legacy ESGL is included in the Form F-4 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B.	Compensation

The executive compensation of PubCo’s executive officers and directors is described in the Form F-4 in the sections entitled “Directors and Executive Officers of the Combined Company after the Business Combination” and “The Group’s Directors and Executive Officers prior to the Business Combination” which information is incorporated herein by reference.

C.	Board Practices

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

D.	Employees

As of May 16, 2023, ESGL had 70 full-time employees, all of whom are based in Singapore.

E.	Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of August 8, 2023 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 11,364,954 ordinary shares issued and outstanding as of August 8, 2023.

Name and Address of Beneficial Owner (1)	Number of Shares	Percentage of Shares
Five Percent or Greater Holders:
Genesis Unicorn Capital, LLC (2)	2,330,581	20.51%
ACM ARRT K LLC(3)	1,050,000	9.24%
Vellar Opportunities Fund Master, Ltd. (4)	931,915	8.20%

Directors and Executive Officers:
Quek Leng Chuang	3,779,123	33.25%
Ho Shian Ching	44,648	*
Law Beng Hui	521,104	4.59%
Lee Meng Seng	103,966	*
Anita Pushparani Dorett	—	—
Lim Boon Yew Gary	—	—
Yap Chin Yee Richard	26,789	*
Ernest Fong	30,000	*
All Directors and Executive Officers as a group (8 individuals)	4,505,630	39.64%

* Less than 1%.

(1)	Unless otherwise indicated, the business address of each of our officers and directors is 101 Tuas South Avenue 2, Singapore 637226.

(2)	Samuel Lui, is the sole member and manager of Genesis Unicorn Capital, LLC. By virtue of this relationship, Samuel Lui, may be deemed to share beneficial ownership of the securities held of record by Genesis Unicorn Capital, LLC. The address of Genesis Unicorn Capital, LLC is 281 Witherspoon Street, Suite 120, Princeton, New Jersey 08540.

(3)	The securities are held directly by ACM ARRT K LLC, of which Atalaya Capital Management LP (“ACM”) is the Manager and has investment and dispositive power over the shares. Ivan Zinn is the Chief Investment Officer of ACM and has voting and dispositive power over the shares. The business address of ACM ARRT K LLC and ACM is One Rockefeller Plaza, 32nd Floor New York, NY 10020.

(4)	Cohen & Company Financial Management, LLC (“CCFM”) is the investment manager for Vellar, and Mr. Daniel Cohen is the Chief Investment Officer of CCFM. CCFM is a controlled subsidiary of Dekania Investors, LLC, which in turn is a controlled subsidiary of Cohen & Company LLC, which in turn is a controlled subsidiary of Cohen & Company Inc. Mr. Cohen disclaims any beneficial ownership of the shares held by these entities. The business address of Vellar Opportunities Fund Master, Ltd is c/o Mourant Governance Services (Cayman) Limited 94, Solaris Avenue, Camana Bay, PO Box 1348 Grand Cayman KY1-1108, Cayman Islands. The business address for each of Cohen & Company Financial Management, LLC; Dekania Investors, LLC; Cohen & Company LLC; Cohen & Company Inc.; and Mr. Daniel Cohen is 3 Columbus Circle, 24th Floor, New York NY 10019.

B.	Related Party Transactions

Our related party transactions are described in the Form F-4 in the section entitled “Certain Relationships and Related Party Transactions” which is incorporated by reference herein.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B.	Significant Changes

Not applicable.

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ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares and warrants are listed on the Nasdaq Global Market under the symbols “ESGL” and “ESGLW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares and warrants are listed on the Nasdaq Global Market under the symbols “ESGL” and “ESGLW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue a maximum of 500,000,000 shares with a par value of $0.0001 per share. As of August 8, 2023, subsequent to closing of the Business Combination, there were 11,364,954 ordinary shares outstanding. There were also 9,002,331 warrants outstanding, each exercisable to purchase one ordinary share at a price of $11.50 per full share. Certain of our shareholders are subject to lock-up restrictions as contained in the Form F-4 in the section entitled “Proposal No. 2—The Acquisition Merger Proposal—Certain Related Agreements—Lock-up Agreement.”

B.	Memorandum and Articles of Association

We are a Cayman Islands company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands.

We incorporate by reference into this Report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Annex B to our registration statement on Form F-4 (File No. 333-269078) initially filed with the Securities and Exchange Commission on December 30, 2022, as amended, which are incorporated herein by reference. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association, which became effective on August 2, 2023, the effective date of the Reincorporation Merger.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

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Registered Office

Our registered office is at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Form F-4 in the section entitled “Description of PubCo’s Securities,” which is incorporated herein by reference.

C.	Material Contracts

Forward Purchase Agreement

On July 27, 2023, GUCC, ESGL, and Legacy ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Seller”) for an OTC Equity Prepaid Forward Transaction. The primary purpose of entering into the Forward Purchase Agreement was to provide cash to ESGL following the closing of the Business Combination (the “Closing”). For purposes of the Forward Purchase Agreement, GUCC is referred to as the “Counterparty” prior to the Closing, while ESGL is referred to as the “Counterparty” after the Closing. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Forward Purchase Agreement filed as Exhibit 10.3 to this Report.

Pursuant to the terms of the Forward Purchase Agreement, the Seller may purchase up to 4,400,000 shares (the “Maximum Number of Shares”) of Class A common stock, par value $0.0001 per share, of GUCC (“GUCC Class A Common Stock”) from third parties through a broker in the open market or directly from ESGL. The number of shares subject to a Forward Purchase Agreement is subject to reduction following a termination of the Forward Purchase Agreement with respect to such shares as described under “Optional Early Termination” in the Forward Purchase Agreement.

The Forward Purchase Agreement provides that the Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of shares as set forth in the Pricing Date Notice and (ii) the redemption price paid by GUCC at Closing to holders of its common stock who exercised their redemption rights in connection with the Business Combination (the “Initial Price”).

GUCC paid to the Seller the Prepayment Amount in the amount of $10,141,403.28 following the purchase of 931,915 Recycled Shares by the Seller in the open market pursuant to the Forward Purchase Agreement directly from the Counterparty’s Trust Account maintained by Continental Stock Transfer and Trust Company (the “Trust Account”) at Closing.

From time to time and on any date following the Business Combination (any such date, an “OET Date”), the Seller may, in its absolute discretion, terminate the Forward Purchase Agreement in whole or in part by providing written notice to the Counterparty (the “OET Notice”) that specifies the quantity by which the number of shares shall be reduced (such quantity, the “Terminated Shares”). The effect of an OET Notice will be to reduce the number of shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Counterparty shall be entitled to an amount from the Seller, and the Seller shall pay to the Counterparty an amount, equal to the product of (x) the number of Terminated Shares and (y) the reset price in respect of such OET Date. The reset price will initially be the Initial Price, but is subject to reduction upon a dilutive offering reset.

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The valuation date (the “Valuation Date”) for the Forward Purchase Agreement will be the earliest to occur of (a) the date that is 24 months after the Closing Date, (b) the date specified by Seller in a written notice to be delivered to the Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, or (y) a Registration Failure and (c) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s sole discretion (which Valuation Date shall not be earlier than the day such notice is effective).

On the Cash Settlement Payment Date, which is the 30th business days immediately following the last day of the Valuation Period, in the event the Valuation Date is determined by clause (c) of the paragraph above, Seller shall pay Counterparty a cash amount equal to (1) the Number of Shares as of the Valuation Date multiplied by (2) the closing price of the Shares on the immediately preceding trading day.

In all other cases, Seller shall pay Counterparty a cash amount equal to (1) the Number of Shares as of the Valuation Date, which are registered for resale under an effective Registration Statement or may be transferred without any restrictions, including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or the volume and manner of sale limitations under Rule 144(e), (f) and (g) under the Securities Act, multiplied by the average of the daily VWAP Price over the Valuation Period less (2) the Settlement Amount Adjustment.

The Settlement Amount Adjustment is equal to the product of (1) (a) the Maximum Number of Shares less (b) any Terminated Shares as of the Valuation Date, multiplied by (2) $2.00.

On one occasion, during the period beginning 30 days after the Closing Date and ending on the Valuation Date, Counterparty may request in writing that Seller provide it with additional funding of up to $2,000,000, subject to the terms of the Forward Purchase Agreement (the “Additional Funds”). Seller is also entitled to sell shares of Genesis Class A Common Stock without remitting any Reset Price to the Counterparty until such time as the aggregate proceeds stated in a notice to Counterparty equals the Additional Funds.

Seller agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination. Such waiver may reduce the number of shares of Genesis Class A Common Stock redeemed in connection with the Business Combination, and such reduction could alter the perception of the potential strength of the Business Combination. Similarly, Seller agreed not to vote the shares it purchases pursuant to the Forward Purchase Agreement in favor of the Business Combination. The Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

Novation Agreement

On the same date as the execution of the Forward Purchase Agreement, Seller assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”). GUCC paid to ARRT the Prepayment Amount in the amount of $5,427,750.00 following the purchase of 500,000 Recycled Shares by the Seller in the open market pursuant to the Forward Purchase Agreement directly from the Trust Account at Closing. On August 4, 2023, ARRT delivered a Pricing Date Notice to ESGL for 550,000 Additional Shares, which were issued by ESGL effective as of that date.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

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E.	Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “U.S. Federal Income Tax Consequences,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations of the Group — Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination, MSPC Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”), the independent auditor of Legacy ESGL, is being engaged as the independent auditor of PubCo. In connection with the Business Combination, MaloneBailey, LLP, which was the auditor for GUCC, was informed that it would no longer be our auditor.

The reports of MaloneBailey, LLP (“MaloneBailey”) on the financial statements of GUCC as of December 31, 2022, and 2021, the year ended December 31, 2022, and for the period from February 23, 2021 (inception) through December 31, 2021 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. MaloneBailey’s audit report contained an explanatory paragraph related to the substantial doubt of going concern.

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During the period from February 23, 2021 (inception) through December 31, 2022 and through the effective date of the Business Combination (the “Effective Date”), there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused MaloneBailey to make reference thereto in its reports on the financial statements of GUCC. for such periods. During the period from February 23, 2021 (inception) through December 31, 2022 and through the Effective Date, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the period from February 23, 2021 (inception) through December 31, 2022 and through the Effective Date, neither PubCo, nor anyone on its behalf, consulted MaloneBailey regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of PubCo and neither a written report was provided to PubCo or oral advice was provided that MSPC concluded was an important factor considered by PubCo in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

PubCo provided MaloneBailey with a copy of the disclosure it is making in this Report and requested that MaloneBailey furnish PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether MaloneBailey agrees with the statements made by PubCo in this Report, and if not, in which respects MaloneBailey does not agree. A copy of MaloneBailey’s letter to the Securities and Exchange Commission dated August 8, 2023 is attached as Exhibit 15.1 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-85 of our final proxy statement/prospectus dated July 3, 2023, as filed with the SEC on July 5, 2023, are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1	Merger Agreement dated November 29, 2022 among Genesis Unicorn Capital Corp. (“GUCC”), Environmental Solutions Group Holdings Limited (“ESGL”), ESGL Holdings Limited, ESGH Merger Sub Corp and the shareholder representative (incorporated by reference to Exhibit 1.1 of PubCo’s registration statement on Form F-4 (File No. 333-269078), initially filed with the SEC on December 30, 2022))
3.1	Amended and Restated Memorandum and Articles of Association of PubCo (incorporated by reference to Annex B of PubCo’s registration statement on Form F-4 (File No. 333-269078), initially filed with the SEC on December 30, 2022)
4.1*	Specimen of ordinary share certificate of PubCo
4.2*	Specimen of warrant certificate of PubCo
4.3	Warrant Agreement (incorporated by reference to Exhibit 4.1 of GUCC’s current report on Form 8-K filed with the SEC on February 17, 2022)
10.1	Form of Lock-Up Agreement dated November 29, 2022 (incorporated by reference to Exhibit 10.1 to GUCC’s current report on Form 8-K filed with the SEC on November 30, 2022).
10.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to GUCC’s current report on Form 8-K filed with the SEC on November 30, 2022).
10.3	Forward Purchase Agreement dated July 27, 2023, by and among GUCC, Environmental Solutions Group Holdings Limited, ESGL Holdings Limited, and Vellar Opportunities Fund Master, Ltd. (incorporated by reference to Exhibit 10.1 to GUCC’s current report on Form 8-K filed with the SEC on July 27, 2023).
21.1*	List of Principal Subsidiaries
23.1*	Letter from MaloneBailey, LLP
23.2*	Consent from MSPC Certified Public Accountants and Advisors, A Professional Corporation

* Filed herewith

13

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ESGL HOLDINGS LIMITED

August 8, 2023	By:	/s/ Quek Leng Chuang
	Name:	Quek Leng Chuang
	Title:	Chief Executive Officer